

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 17, 2021

Ahmad Glover
President
Wireless electrical Grid LAN, WiGL, Inc.
1919 Commerce Drive, Suite 120
Hampton, VA 23666

> **Re: Wireless electrical Grid LAN, WiGL, Inc.**
> **Registration Statement on Form 1-A**
> **Filed November 30, 2021**
> **File No. 024-11732**

Dear Dr. Glover:

We have reviewed your offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

Form 1-A, Filed November 30, 2021

Financial Statements, page F-1

1.   Please be sure to include an auditor's report that conforms to the requirements outlined within paragraph (c)(1)(iii) of Part F/S of Form 1-A.

We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. We also remind you that, following qualification of your Form 1-A, Rule 257 of Regulation A requires you to file periodic and current reports, including a Form 1-K which

Ahmad Glover
Wireless electrical Grid LAN, WiGL, Inc.
December 17, 2021
Page 2

will be due within 120 calendar days after the end of the fiscal year covered by the report.

     Please contact Erin Donahue at 202-551-6001 or Asia Timmons-Pierce at 202-551-3754 with any other questions.

          Sincerely,

          Division of Corporation Finance
          Office of Manufacturing